[SUTHERLAND LETTERHEAD]

THOMAS E. BISSET
DIRECT LINE: 202.383.0118
E-mail: thomas.bisset@sutherland.com

May 3, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re:	Post-Effective Amendment No. 3 to the Form S-1 Registration Statement File No. 333-160345 filed by Eagle Life Insurance Company

Dear Commissioners:

        On behalf of Eagle Life Insurance Company (the "Company"), we are transmitting for filing under the Securities Act of 1933, as amended (the "1933 Act") a copy of Post-Effective Amendment No. 3 to the Form S-1 Registration Statement (the "Amendment") for certain flexible premium deferred index annuity contracts (the "Contracts"). The Amendment is being filed pursuant to Rule 470 under the 1933 Act for the purpose of incorporating changes made in response to comments received from the staff of the Securities and Exchange Commission (the "SEC Staff") to Post-Effective Amendment No. 2 to the Registration for the Contracts, updating certain financial information and making routine and clarifying changes.

        This letter contains the Company's responses to the SEC Staff comments. The following paragraphs provide the Company's responses to comments received from Mr. Mark Cowan of the SEC Staff on April 3, 2012 to Counsel for the Company. For the SEC Staff's convenience, each of the Staff's comments is set forth in full below, followed by the response.

  Fees and Charges. Because the contract is sold through an Investment Adviser, please disclose that any advisory fees are in addition to any fees levied under the contract. You may also reference the more complete discussion on p. 44.

  Response: In response to the SEC Staff comment, the Company has added the following sentence to the end of the first paragraph in the "What ARE MY CONTRACT'S FEES AND CHARGES" section of the prospectus for Contracts that will be offered in the registered investment adviser distribution channel: "However, because separate advisory fee(s) may be charged by your RIA in addition to the fees that apply to your Contract described in this prospectus, please see "ADVISORY AGREEMENT" section on page            ."

  Tandy Representations. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Response: The Company has provided the "Tandy" representations requested by the SEC Staff in a separate letter filed as correspondence to the Amendment.

        Requests from the Company and American Equity Capital, Inc., principal underwriter for the Contracts, that the effective date of the Registration Statement be accelerated to May 4, 2012 or as soon as reasonably practicable thereafter have also been provided to the SEC Staff.

        If you have any questions regarding this letter or the Amendment, please contact the undersigned at 202.383.0118. We greatly appreciate the SEC Staff's efforts in assisting the Company with this filing.

Sincerely,
/s/ Thomas E. Bisset Thomas E. Bisset
Enclosures
cc:	Mark Cowan Wendy Waugaman Carole Hunt Catherine Drexler